SEC
Mail Processing
Section

MAR 30 2012

Washington DC
408



SECURITIES AND EXCHANGE COMMISSION

12061082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREY BASSETT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. PUTNAM AVE (REGUS SUITES)
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL ROMAINE
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN BLOCH & ELEZOVIC LLP
(Name – *if individual, state last, first, middle name*)

399 KNOLLWOOD RD (Address) WHITE PLAINS (City) NY (State) 10603 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Romaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grey Bassett LLC, as of December 31, 2011, 20 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Grey Romaine
Signature

Managing Member
Title

Michele Iannitti
Notary Public

MICHELE IANNITTI
NOTARY PUBLIC, State of New York
No. 4808777
Qualified in Westchester County
Commission Expires Nov. 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREY BASSETT, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2011

GREY BASSETT, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

INDEX

HOUSMAN, BLOCH & ELEZOVIC, LLP
Certified Public Accountants

399 KNOLLWOOD ROAD, SUITE 311
WHITE PLAINS, NEW YORK 10603-1900
(914) 997-5180
FACSIMILE (914) 997-5183

60 EAST 42ND STREET, 46TH FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212)697-0877

INDEPENDENT AUDITOR'S REPORT

To the Members of Grey Bassett, LLC

We have audited the accompanying balance sheet of Grey Bassett, LLC, at December 31, 2011 and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Grey Bassett, LLC at December 31, 2011 and the results of its operations, members' equity and cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman Bloch & Elezovic LLP



New York, New York
March 28, 2012

GREY BASSETT, LLC
Balance Sheet
December 31, 2011

ASSETS

Cash and cash equivalents	$ 54,969
Fees receivable	85,000
Other assets	3,358
Total Assets	$ 143,327

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 4,623
Accrued expenses	40,247
Total liabilities	44,870
Commitments and Contingencies	
Members' Equity	98,457
Total Liabilities and Members' Equity	$ 143,327

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Statement of Operations
Year Ended December 31, 2011

REVENUES	
Consulting fees	$ 357,500
Other revenue	22,509
Total Revenue	380,009
EXPENSES	
Compensation and benefits	137,542
Professional services	68,477
Occupancy	10,887
Communications	10,301
Office	6,570
Regulatory	4,909
Other	1,612
Total Expenses	240,298
NET INCOME	$ 139,711

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Statement of Changes in Members' Equity
Year Ended December31, 2011

MEMBERS' EQUITY – Beginning of year	$ 420,101
Contributions	40,000
Distributions	(501,355)
Net Income	139,711
MEMBERS' EQUITY – End of year	$ 98,457

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Statement of Cash Flows
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 139,711
Expenses not requiring use of cash	
Amortization	473
Organization expenses	50,877
Change in operating assets and liabilities:	
Fees receivable	254,842
Other assets	(3,358)
Accounts payable	(4,355)
Accrued expenses	17,247
Net cash provided by operating activities	455,437
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	40,000
Distributions	(501,355)
Net cash used in financing activities	(461,355)
Net decrease in cash	(5,918)
CASH AND CASH EQUIVILENTS – Beginning of year	60,887
CASH AND CASH EQUIVILENTS – End of year	$ 54,969

See accompanying notes to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Grey Bassett, LLC (the "Company") was formed on October 30, 2008 as a limited liability company under the laws of the State of Connecticut. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides various consulting and advisory services.

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

Cash and Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2011 the Company maintained cash accounts that were not in excess of funds covered by insurance.

Contingencies
Contingencies include the usual obligations of a broker dealer. The Company does not maintain any customer accounts. At December 31, 2011 there were no unusual contingencies.

Concentration of Risk
Substantial all of the Company's business activities are located within the tri-state metropolitan area. Management has made provisions for backup systems to safeguard company data.

15C-3 Exemption
The company claims exemption from the requirements of SEC Rule 15c-3 under section k2(ii) of the rule.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash and cash equivilents, fees receivable, and accounts payable. The recorded value of the cash, fees receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 2 – ORGANIZATION EXPENSES

The Company had capitalized all legal fees and other expenses which were required to organize the company and expenses to acquire FINRA registration. These organization expenses were being amortized over a period of 60 months. At December 31, 2011 the firm wrote-off the unamortized balance of $50,877.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1).

At December 31, 2011 the Company maintained net capital of $10,099 which was $5,099 in excess of its required net capital requirement of $5,000. At December 31, 2011 the Company's aggregated indebtedness to net capital ratio was 0.23 to 1.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases office space pursuant to a month to month lease arrangement.

NOTE 5 – SUBSEQUENT EVENTS

Management is not aware of any subsequent events occurring between December 31, 2011 and March 28, 2012, the date of issuance of these financial statements that would have a material effect on the financial statements as presented.

SUPPLEMENTARY FINANCIAL INFORMATION

GREY BASSETT, LLC
Supplementary Financial Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Members' Equity	$ 98,457
Less: Non allowable assets:	
Fees receivable	85,000
Prepaid expenses	3,358
Total Non-Allowable Assets	88,358
NET CAPITAL	10,099
Less: Required Capital	(5,000)
EXCESS NET CAPITAL	$ 5,099
EXCESS NET CAPITAL at 120%	$ 4,099
Computation of Aggregated Indebtedness	
Accounts payable	$ 44,870
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.23 to 1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2011.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Grey Bassett LLC
500 West Putnam Ave
Regus Suites
Greenwich, CT 06830

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carol Romaine (203) 424-7566

2. A. General Assessment (item 2e from page 2) $950.02

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 950.02

E. Interest computed on late payment (see Instruction E) for 30 days at 20% per annum 15.62

F. Total assessment balance and interest due (or overpayment carried forward) $965.64

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $950.64

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREY BASSETT LLC
(Name of Corporation, Partnership or other organization)

Carol Grey Romaine
(Authorized Signature)

MANAGING MEMBER
(Title)

Dated the 29 day of MARCH, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2011 and ending DECEMBER 3, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$380,009
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$380,009
2e. General Assessment @ .0025	$950.02
	(to page 1, line 2.A.)